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                               January 17, 2024

       Hung To Pau, Ph.D.
       Chief Executive Officer
       Advanced Biomed Inc.
       689-87 Xiaodong Road
       Yongkang District
       Tainan, Taiwan

                                                        Re: Advanced Biomed
Inc.
                                                            Amendment No. 10 to
Registration Statement on Form S-1
                                                            Filed January 9,
2024
                                                            File No. 333-272110

       Dear Hung To Pau:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 5, 2024 letter.

       Amendment No. 10 to Registration Statement on Form S-1

       General

   1. We note your revisions to prior comment 1 and reissue in part. Since the filing of the
                                                        Form S-1, filed on May
22, 2023, certain disclosure appearing on the cover page,
                                                        Summary and Risk Factor
sections relating to legal and operational risks associated with operating in China and
PRC regulations has been removed and we do not believe that your revised disclosure
continues to convey the same risk. It is still unclear to us that there have been changes in the
regulatory environment in the PRC since the Form S-1 that was filed on May 22, 2023,
warranting revised disclosure to mitigate the challenges you face and related disclosures.
Please restore your disclosures in these areas to the disclosures as they existed in prior
amendments. As examples, and without limitation, we note that your revised disclosure in
Amendment No. 10 to the Form S-1 does not address the following points from these
previous amendments:
 Hung To Pau, Ph.D.
Advanced Biomed Inc.
January 17, 2024
Page 2
             Your disclosure on the cover page of Amendment No. 1 to the DRS, submitted
           March 6, 2023, that you and your PRC Subsidiary, (1) are not required to obtain permissions from any PRC authorities to operate or issue Common stock to foreign investors, (2) are not subject to permission requirements from the CSRC, CAC or any other entity that is required to approve of your PRC Subsidiaries' operations, and (3)
           have not received or were denied such permissions by any PRC authorities;
             The risk factor heading itself, not the text that appears under the heading, from page
           40 to the Form S-1, filed on May 22, 2023:    If the Chinese
government chooses to
           exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless;
             The following sentence under the risk factor that appeared in the Amendment No. 1
           to the Form S-1, titled    Payment of dividends is subject to
restrictions under Nevada
           and the PRC laws    (that now appears as    Payment of dividends is
subject to
           restrictions under PRC law   ):    In addition, because of a variety
of rules applicable to
           our operations in the PRC and the regulations on foreign investments as well as the applicable tax law, we may be subject to further limitations on our ability to declare
           and pay dividends to our shareholders    as well as cross-references
to this risk factor
           elsewhere that appeared in Amendment No. 1 to the Form S-1; and
             Your disclosure on the cover page of your Form S-1, filed on May 22, 2023, which
           stated,    (iii) we fail to file or were denied permission from the
PRC authorities to this
           offering, any follow-up offerings or transactions,    which should
also appear in the
           Summary in the paragraph above the header    Prospectus Conventions.


       Please contact Nudrat Salik at 202-551-3692 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Benjamin Richie at 202-551-7857 or Margaret Sawicki at 202-551-7153 with any other questions.



                                                             Sincerely,

FirstName LastNameHung To Pau, Ph.D.                         Division of
Corporation Finance
                                                             Office of
Industrial Applications and
Comapany NameAdvanced Biomed Inc.
                                                             Services
January 17, 2024 Page 2
cc:       Fang Liu, Esq.
FirstName LastName